UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

Ameren Corporation

Savings Investment Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements December 31, 2012 and 2011	4-13

Supplemental Schedule*

Schedule I - Schedule of Assets (Held at End of Year) December 31, 2012	14-17

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Ameren Corporation Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2013

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments at fair value (Notes 3, 4 and 5)	$1,591,500,546	$1,485,382,322

Receivables
Notes receivable from participants	33,860,966	33,296,690
Participant contributions	536,056	2,301,953
Employer contributions	199,833	913,525
Dividends and interest	254,166	246,030
Due from brokers for securities sold	7,449,692	1,494,843

Total receivables	42,300,713	38,253,041

Total assets	1,633,801,259	1,523,635,363

Liabilities
Accrued expenses	399,432	269,007
Due to brokers for securities purchased	2,961,194	1,604,566

Total liabilities	3,360,626	1,873,573

Net assets available for benefits at fair value	1,630,440,633	1,521,761,790

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,429,644)	(17,507,302)

Net assets available for benefits	$1,611,010,989	$1,504,254,488

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011

Additions:
Investment income
Interest and dividends	$21,517,627	$19,945,009
Interest on notes receivable from participants	1,453,966	1,461,273
Net appreciation in fair value of investments (Notes 3, 4 and 5)	111,558,507	19,473,646

Total investment income	134,530,100	40,879,928

Participant contributions	74,021,681	73,943,190
Employer contributions	27,020,897	27,236,630

Total additions	235,572,678	142,059,748

Deductions:
Benefits paid to participants	127,129,131	77,027,184
Administrative expenses (Note 6)	1,687,046	1,622,112

Total deductions	128,816,177	78,649,296

Net increase	106,756,501	63,410,452

Net assets available for benefits
Beginning of year	1,504,254,488	1,440,844,036

End of year	$1,611,010,989	$1,504,254,488

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan’s purpose is to provide all regular full-time management and contract employees (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their annual base compensation, and incentive and other compensation (for management employees), for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment. If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Retirement Date fund based upon their age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually. Employees may opt-out or make alternative elections at any time.

Contributions

All Participants can contribute a maximum of 100% of their base compensation to the Plan. The Plan was amended on January 1, 2010, for management employees to include additional pay, besides base pay, as 401(k) eligible pay. Additional pay includes, but is not limited to, short-term incentive pay, bonuses, overtime, continuous operations pay and premium pay. Participant contributions are subject to annual limitations imposed by the Code ($17,000 in 2012 and $16,500 in 2011). The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund, and as such, are nonparticipant-directed investments, but Participants have the opportunity to immediately allocate these contributions to different investments if so desired.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,500 in 2012 and 2011 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their contributions and the Employer Basic Matching Contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of investment funds. Such fund allocation elections may be changed daily.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2012 and 2011, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive distributions prior to termination of employment of (a) all or a portion of a Participant’s account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant’s account balance acquired by dividends or other income. Any such distributions would be subject to tax withholding and potentially a 10% early withdrawal penalty similar to any other early Plan distribution unless the distribution is rolled over to an individual retirement account or other qualified plan.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value as of December 31, 2012 and 2011. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income from Ameren common stock is recorded when received. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) revenue sharing payments (payments made directly from investment managers to the recordkeeper), (2) fees accrued in the investment funds that do not pay revenue sharing, and (3) flat dollar fees that are assessed to all Participants quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on the Plan’s financial statements.

In October 2012, the FASB issued Accounting Standards Update No. 2012-04, Technical Corrections and Improvements (“ASU 2012-04”) which makes technical corrections and improvements to a variety of topics in the Accounting Standards Codification (the “ASC”). The changes include source literature amendments, guidance clarification, reference corrections and relocated guidance. ASU 2012-04 also includes amendments to the ASC to reflect the measurement and disclosure requirements of ASC Topic 820, Fair Value Measurements and Disclosures. The technical corrections and improvements are effective upon the issuance of ASU 2012-04. The amendments in this update are effective for annual periods beginning after December 15, 2012. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

3.	Investments

The following table presents investments of the Plan at December 31, 2012 and 2011, respectively:

	2012	2011
Investments at Fair Value
Common Stocks
Ameren Corporation(1)(2)	$178,130,350	$191,741,896
Jennison Large Cap Growth Equity Portfolio(4)	64,731,722	–
William Blair Small/Mid Cap Growth Portfolio(4)	49,851,422	–
Managed Domestic Equity Funds
BlackRock Equity Index Fund(1)	129,555,660	108,850,671
BlackRock Russell 2500 NL Fund(1)	117,048,874	–
AllianzGI NFJ Dividend Value CIT(1)	99,044,407	–
NWQ Small/Mid Cap Value Fund	64,773,898	135,516,584
Touchstone Sands Capital Institutional Growth Fund	35,305,434	–
American Funds Growth Fund of America	–	93,624,929
Allianz NFJ Dividend Value Fund	–	93,029,609
Vanguard Extended Market Index Fund	–	76,077,516
Royce Value Plus Fund	–	14,757,129
Managed International Equity Funds
American Funds EuroPacific Growth Fund(1)	116,455,595	105,999,689
BlackRock MSCI ACWI ex-US IMI Index NL Fund	12,684,185	–
Managed Fixed Income Funds
Northern Trust Company Collective Stable Asset Fund(1)(3)	356,769,746	367,425,072
PIMCO Total Return Fund(1)	100,656,106	90,048,872
BlackRock TIPS Bond Index Fund	29,176,722	20,373,624
BlackRock US Debt Index NL Fund	10,078,753	–
Fidelity Management Trust Co. Institutional Cash Portfolio	–	2,963,787
Managed Target Retirement Date Funds
BlackRock LifePath Index NL 2020 Fund	57,445,336	46,783,145
BlackRock LifePath Index NL 2025 Fund	46,601,289	36,794,208
BlackRock LifePath Index NL 2015 Fund	36,240,796	34,660,171
BlackRock LifePath Index NL 2030 Fund	28,870,685	22,679,718
BlackRock LifePath Index NL 2035 Fund	13,665,325	9,949,088
BlackRock LifePath Index NL Retirement Fund	13,245,735	13,193,015
BlackRock LifePath Index NL 2040 Fund	12,151,060	8,257,949
BlackRock LifePath Index NL 2045 Fund	9,412,336	6,324,502
BlackRock LifePath Index NL 2050 Fund	7,915,917	5,840,841
BlackRock LifePath Index NL 2055 Fund	1,357,586	490,307
Overnight Deposit Instrument
BBH&Co. Cash Management Service	331,607	–

Total investments	$1,591,500,546	$1,485,382,322

(1)	Investments that represent 5% or more of the Plan’s net assets at December 31, 2012.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

(2)	Nonparticipant-directed portion was $64,782,853 and $67,438,243 at December 31, 2012 and 2011, respectively.
(3)	The Northern Trust Company Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $337,340,102 and $349,917,770 as of December 31, 2012 and 2011, respectively.
(4)	This portfolio is structured as a separate account and holds individual equity securities.

During 2012 and 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2012	2011
Investments at Fair Value

Managed Domestic Equity Funds	$70,742,463	$(6,301,401)
Managed Target Retirement Date Funds	22,713,523	1,937,471
Managed International Equity Funds	18,248,618	(18,326,717)
Managed Fixed Income Funds	14,437,598	12,365,681
Common Stocks	(14,583,695)	29,798,612

Total net appreciation in fair value of investments	$111,558,507	$19,473,646

4.	Fair Value Measurements

The authoritative guidance issued by the FASB regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2012. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Mutual funds and collective trust funds are valued at the net asset value (“NAV”) of shares or units held by the Plan at year end, representing the value at which shares of the fund may be purchased or redeemed. The fair value of the investments within the funds are based on quoted prices in active markets and securities valued using observable inputs or quotations from inactive markets. Under ordinary market conditions, redemptions are permitted as of valuation dates and are executed at NAV. A full redemption of the Northern Trust Company Collective Stable Asset Fund that was initiated by the Plan will be paid out within 12 months following the redemption request.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2012:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stocks
US large capitalization	$242,862,072	$–	$–	$242,862,072
US small and mid-capitalization	49,851,422	–	–	49,851,422
Mutual funds
Domestic equity funds	35,305,434	–	–	35,305,434
International equity funds	116,455,595	–	–	116,455,595
Fixed income funds	100,656,106	–	–	100,656,106
Collective trust funds
Domestic equity funds	–	410,422,839	–	410,422,839
International equity funds		12,684,185		12,684,185
Fixed income funds	–	396,025,221	–	396,025,221
Target retirement date funds	–	226,906,065	–	226,906,065
Overnight Deposit Instrument	–	331,607	–	331,607

	$545,130,629	$1,046,369,917	$–	$1,591,500,546

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stock	$191,741,896	$–	$–	$191,741,896
Mutual funds
Domestic equity funds	277,489,183	–	–	277,489,183
International equity funds	105,999,689	–	–	105,999,689
Fixed income funds	90,048,872	–	–	90,048,872
Collective trust funds				–
Domestic equity funds	–	244,367,255	–	244,367,255
Fixed income funds	–	390,762,483	–	390,762,483
Target retirement date funds	–	184,972,944	–	184,972,944

	$665,279,640	$820,102,682	$–	$1,485,382,322

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers of assets between the levels from 2011 to 2012.

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011

Net assets
Ameren Common Stock Fund	$64,782,853	$67,438,243
Employer contributions receivable	66,066	327,131

Changes in net assets
Interest and dividends	3,311,432	3,096,479
Net (depreciation) appreciation in fair value of investments	(5,072,011)	10,018,555
Employer contributions	9,381,630	9,489,042
Benefits paid to Participants	(3,543,232)	(1,852,249)
Administrative expenses	(52,856)	(47,726)
Net transfer out to other investments	(6,941,418)	(7,954,296)

6.	Transactions with Parties-in-Interest

At December 31, 2012, the Plan held Company common stock with a cost and market value of $198,630,801 and $178,130,350, respectively. During 2012, the Plan purchased shares at a cost of $21,714,218 and sold shares valued at $17,497,922.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

At December 31, 2011, the Plan held Company common stock with a cost and market value of $199,667,749 and $191,741,896, respectively. During 2011, the Plan purchased shares at a cost of $21,572,951 and sold shares valued at $26,824,933.

At December 31, 2011, the Plan held $2,963,787 in the Fidelity Management Trust Company Institutional Cash Portfolio, which is managed by the Trustee.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $826,137 and $1,170,694 for the years ended December 31, 2012 and December 31, 2011, respectively.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011

Net assets available for benefits per the financial statements	$1,611,010,989	$1,504,254,488
Amounts allocated to deemed distributions of notes receivable from Participants	(983,042)	(830,043)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	19,429,644	17,507,302

Net assets available for benefits per the Form 5500	$1,629,457,591	$1,520,931,747

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011

Total additions per the financial statements	$235,572,678	$142,059,748
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	19,429,644	17,507,302
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(17,507,302)	(14,424,035)
Less: Interest income of defaulted notes receivable from Participants	(71,087)	(68,792)

Total income per the Form 5500	$237,423,933	$145,074,223

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011

Total deductions per the financial statements	$128,816,177	$78,649,296
Add: Net increase (decrease) in defaulted notes receivable from Participants	81,912	75,851

Total expenses per the Form 5500	$128,898,089	$78,725,147

8.	Federal Income Tax Status

The Company obtained its latest determination letter May 28, 2008, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.	Subsequent Events

On March 14, 2013, Ameren announced it entered into a definitive agreement to divest its merchant generation business, Ameren Energy Resources Company (“AER”), to an affiliate of Dynegy Inc. AER consists primarily of Ameren Energy Generating Company (“Genco”), including Genco’s 80 percent ownership interest in Electric Energy, Inc., AmerenEnergy Resources Generating Company, and Ameren Energy Marketing Company. Approximately 600 employees will be impacted by the divestiture. Assets for these employees in the Savings Investment Plan will remain in the Plan unless the employee voluntarily requests to withdraw them.

Subsequent event procedures have been carried out to the date of the financial statement issuance.

Ameren Corporation

Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2012	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund	$112,567,001	$116,455,595
	Pacific Investment Management Company	PIMCO Total Return Fund	97,587,297	100,656,106
	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund	37,580,850	35,305,434

	Collective Investment Trusts
***	Northern Trust Company	Collective Stable Asset Fund	290,225,785	356,769,746
	Nuveen Fund Advisors	NWQ Small/Mid Cap Value Fund	63,029,830	64,773,898
	Allianz Global Investors Fund Management	AllianzGI NFJ Dividend Value CIT	99,707,704	99,044,407
	BlackRock	BlackRock Russell 2500 NL Fund	113,950,414	117,048,874
	BlackRock	BlackRock Equity Index Fund	99,818,846	129,555,660
	BlackRock	BlackRock LifePath Index NL 2020 Fund	52,508,158	57,445,336
	BlackRock	BlackRock LifePath Index NL 2025 Fund	42,173,258	46,601,289
	BlackRock	BlackRock LifePath Index NL 2015 Fund	33,502,986	36,240,796
	BlackRock	BlackRock LifePath Index NL 2030 Fund	25,940,041	28,870,685
	BlackRock	BlackRock TIPS Bond Index Fund	27,194,277	29,176,722
	BlackRock	BlackRock LifePath Index NL Retirement Fund	12,312,275	13,245,735
	BlackRock	BlackRock MSCI ACWI ex-US IMI Index NL Fund	12,198,649	12,684,185
	BlackRock	BlackRock LifePath Index NL 2035 Fund	12,312,989	13,665,325
	BlackRock	BlackRock LifePath Index NL 2040 Fund	10,884,703	12,151,060
	BlackRock	BlackRock US Debt Index NL Fund	10,076,614	10,078,753
	BlackRock	BlackRock LifePath Index NL 2045 Fund	8,405,393	9,412,336
	BlackRock	BlackRock LifePath Index NL 2050 Fund	7,034,018	7,915,917
	BlackRock	BlackRock LifePath Index NL 2055 Fund	1,255,365	1,357,586

	Common Stocks
*	Ameren Corporation	Ameren Stock	198,630,801	178,130,350
	AVAGO TECHNOLOGIES LTD	AVAGO TECHNOLOGIES LTD	615,455	557,311
	ABBOTT LABORATORIES	ABBOTT LABORATORIES	574,071	532,515
	AGILENT TECHNOLOGIES INC	AGILENT TECHNOLOGIES INC	983,352	1,031,442
	ALEXION PHARMACEUTICALS INC	ALEXION PHARMACEUTICALS INC	1,121,288	923,372
	ALLERGAN INC	ALLERGAN INC	1,001,681	986,281
	ALTERA CORP	ALTERA CORP	667,386	691,004
	AMAZON.COM INC	AMAZON.COM INC	2,304,444	2,284,118
	AMERICAN TOWER CORP	AMERICAN TOWER CORP	954,674	1,033,023
	ANADARKO PETROLEUM CORP	ANADARKO PETROLEUM CORP	642,453	673,917
	APPLE INC	APPLE INC	4,544,886	3,641,661
	BAIDU INC SPON ADR	BAIDU INC SPON ADR	643,421	571,452
	BIOGEN IDEC INC	BIOGEN IDEC INC	445,891	462,157
	BOEING CO	BOEING CO	949,007	1,013,818
	BORGWARNER INC	BORGWARNER INC	614,052	617,006
	BURBERRY GROUP PLC SPON ADR	BURBERRY GROUP PLC SPON ADR	96,177	119,934
	CHIPOTLE MEXICAN GRILL INC	CHIPOTLE MEXICAN GRILL INC	753,411	704,980
	COACH INC	COACH INC	883,456	888,382
	CONCHO RESOURCES INC	CONCHO RESOURCES INC	628,067	621,359
	COSTCO WHOLESALE CORP	COSTCO WHOLESALE CORP	1,265,995	1,240,354
	CROWN CASTLE INTL CORP	CROWN CASTLE INTL CORP	655,652	738,269
	DISNEY (WALT) CO	DISNEY (WALT) CO	993,885	944,815
	DUNKIN BRANDS GROUP INC	DUNKIN BRANDS GROUP INC	611,044	697,311

Ameren Corporation

Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2012	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	EMC CORP	EMC CORP	1,310,385	1,207,139
	EOG RESOURCES INC	EOG RESOURCES INC	430,660	455,861
	EBAY INC	EBAY INC	509,850	528,516
	EXPRESS SCRIPTS HLDG CO	EXPRESS SCRIPTS HLDG CO	1,180,583	1,008,072
	FACEBOOK INC A	FACEBOOK INC A	471,692	573,317
	GILEAD SCIENCES INC	GILEAD SCIENCES INC	543,512	585,176
	GOLDMAN SACHS GROUP INC	GOLDMAN SACHS GROUP INC	878,361	952,363
	GOOGLE INC A	GOOGLE INC A	2,673,454	2,530,323
	ILLUMINA INC	ILLUMINA INC	429,210	485,023
	INDITEX SA UNSPN ADR	INDITEX SA UNSPN ADR	833,784	937,467
	INTL BUS MACH CORP	INTL BUS MACH CORP	1,443,816	1,319,971
	INTUIT INC	INTUIT INC	662,160	666,222
	JPMORGAN CHASE & CO	JPMORGAN CHASE & CO	743,418	792,427
	KRAFT FOODS GROUP INC	KRAFT FOODS GROUP INC	341,339	356,803
	ESTEE LAUDER COS INC CL A	ESTEE LAUDER COS INC CL A	678,188	643,675
	LINKEDIN CORP CL A	LINKEDIN CORP CL A	995,874	964,373
	LULULEMON ATHLETICA INC	LULULEMON ATHLETICA INC	743,945	766,493
	MASTERCARD INC CL A	MASTERCARD INC CL A	1,906,132	2,048,146
	MAXIM INTEGRATED PRODUCTS INC	MAXIM INTEGRATED PRODUCTS INC	748,298	811,999
	MONDELEZ INTERNATIONAL INC	MONDELEZ INTERNATIONAL INC	696,545	639,577
	MONSANTO CO NEW	MONSANTO CO NEW	1,559,008	1,621,165
	MORGAN STANLEY	MORGAN STANLEY	771,316	868,679
	NIKE INC CL B	NIKE INC CL B	1,329,572	1,436,802
	NOVO-NORDISK AS CL B ADR	NOVO-NORDISK AS CL B ADR	1,014,091	1,036,873
	PANERA BREAD CO CL A	PANERA BREAD CO CL A	675,725	646,597
	PERRIGO CO (USA)	PERRIGO CO (USA)	573,334	511,620
	PRECISION CASTPARTS CORP	PRECISION CASTPARTS CORP	1,410,743	1,621,056
	PRICELINE.COM INC	PRICELINE.COM INC	943,459	942,360
	QUALCOMM INC	QUALCOMM INC	318,643	317,604
	RACKSPACE HOSTING INC	RACKSPACE HOSTING INC	658,278	740,546
	RALPH LAUREN CORP	RALPH LAUREN CORP	955,852	941,348
	RED HAT INC	RED HAT INC	940,349	895,765
	ROPER INDUSTRIES INC	ROPER INDUSTRIES INC	441,842	449,376
	SALESFORCE.COM INC	SALESFORCE.COM INC	1,345,323	1,494,241
	SCHLUMBERGER LTD	SCHLUMBERGER LTD	1,129,427	1,071,223
	SHIRE PLC SPON ADR	SHIRE PLC SPON ADR	952,790	989,184
	SPLUNK INC	SPLUNK INC	364,969	356,162
	TJX COMPANIES INC NEW	TJX COMPANIES INC NEW	640,232	638,193
	TERADATA CORP	TERADATA CORP	363,082	302,580
	UNION PACIFIC CORP	UNION PACIFIC CORP	801,560	848,484
	UNITED TECHNOLOGIES CORP	UNITED TECHNOLOGIES CORP	894,113	931,060
	UNITEDHEALTH GROUP INC	UNITEDHEALTH GROUP INC	1,064,854	1,025,733
	VERTEX PHARMACEUTICALS INC	VERTEX PHARMACEUTICALS INC	982,798	744,561
	VISA INC CL A	VISA INC CL A	1,321,240	1,454,410
	VMWARE INC CL A	VMWARE INC CL A	1,288,705	1,272,585
	WHOLE FOODS MARKET INC	WHOLE FOODS MARKET INC	1,310,725	1,220,351
	WORKDAY INC CL A	WORKDAY INC CL A	30,800	59,950
	YUM BRANDS INC	YUM BRANDS INC	991,036	976,279
	CANADIAN PAC RAILWAY LTD	CANADIAN PAC RAILWAY LTD	69,041	69,508

Ameren Corporation

Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2012	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	GENPACT LTD	GENPACT LTD	746,788	667,120
	ABIOMED INC	ABIOMED INC	559,410	379,303
	AFFILIATED MANAGERS GRP INC	AFFILIATED MANAGERS GRP INC	1,072,873	1,145,320
	AKAMAI TECHNOLOGIES INC	AKAMAI TECHNOLOGIES INC	438,622	443,055
	ALIGN TECHNOLOGY INC	ALIGN TECHNOLOGY INC	541,384	561,022
	ALLEGIANT TRAVEL CO	ALLEGIANT TRAVEL CO	521,123	554,980
	ANSYS INC	ANSYS INC	406,132	393,266
	ARUBA NETWORKS INC	ARUBA NETWORKS INC	561,967	602,373
	B/E AEROSPACE INC	B/E AEROSPACE INC	1,003,177	1,125,826
	BIOMARIN PHARMACEUTICAL INC	BIOMARIN PHARMACEUTICAL INC	701,953	836,265
	BROOKDALE SENIOR LIVING INC	BROOKDALE SENIOR LIVING INC	581,385	610,212
	CBOE HOLDINGS INC	CBOE HOLDINGS INC	541,907	544,715
	CABOT OIL & GAS CORP	CABOT OIL & GAS CORP	301,695	340,719
	CELANESE CORP SER A	CELANESE CORP SER A	511,176	641,677
	CONCEPTUS INC	CONCEPTUS INC	383,599	384,903
	CONCUR TECHNOLOGIES INC	CONCUR TECHNOLOGIES INC	485,869	476,691
	CORE LABORATORIES NV	CORE LABORATORIES NV	490,694	518,129
	CORPORATE EXECUTIVE BRD CO	CORPORATE EXECUTIVE BRD CO	720,249	687,695
	COSTAR GROUP INC	COSTAR GROUP INC	456,654	501,366
	CYBERONICS INC	CYBERONICS INC	535,423	553,141
	FIRSTSERVICE CORP	FIRSTSERVICE CORP	419,270	394,820
	DICKS SPORTING GOODS INC	DICKS SPORTING GOODS INC	1,475,187	1,332,402
	ENVESTNET INC	ENVESTNET INC	214,598	220,508
	FIRST CASH FINANCIAL SRVS INC	FIRST CASH FINANCIAL SRVS INC	370,125	382,074
	FIRST REPUBLIC BANK	FIRST REPUBLIC BANK	643,939	629,048
	FORTUNE BRANDS HOME & SEC INC	FORTUNE BRANDS HOME & SEC INC	766,301	828,387
	GARTNER INC	GARTNER INC	787,723	774,517
	GRAND CANYON EDUCATION INC	GRAND CANYON EDUCATION INC	599,869	592,148
	GREEN MTN COFFEE ROASTERS INC	GREEN MTN COFFEE ROASTERS INC	341,794	618,332
	GUIDEWIRE SOFTWARE INC	GUIDEWIRE SOFTWARE INC	670,442	659,487
	HMS HOLDINGS CORP	HMS HOLDINGS CORP	1,028,169	1,017,101
	HAEMONETICS CORP MASS	HAEMONETICS CORP MASS	563,143	583,195
	HEALTHCARE SERVICES GROUP INC	HEALTHCARE SERVICES GROUP INC	661,070	660,429
	HEALTHSOUTH CORP	HEALTHSOUTH CORP	585,310	561,104
	HELMERICH & PAYNE INC	HELMERICH & PAYNE INC	530,131	599,867
	HOLOGIC INC	HOLOGIC INC	877,459	815,421
	HURON CONSULTING GROUP INC	HURON CONSULTING GROUP INC	604,695	611,474
	ICF INTERNATIONAL INC	ICF INTERNATIONAL INC	573,173	711,170
	ISHARES RUSSEL MIDCP GRWTH ETF	ISHARES RUSSEL MIDCP GRWTH ETF	180,727	188,400
	ISHARES TR RUSL 2000 GR IN ETF	ISHARES TR RUSL 2000 GR IN ETF	914,470	972,162
	JARDEN CORP	JARDEN CORP	469,273	464,783
	JONES LANG LASALLE INC	JONES LANG LASALLE INC	727,089	812,539
	K12 INC	K12 INC	793,907	763,843
	KIOR INC - CL A	KIOR INC - CL A	194,353	208,774
	LKQ CORP	LKQ CORP	752,837	806,231
	LIQUIDITY SERVICES INC	LIQUIDITY SERVICES INC	481,534	522,191
	MANPOWER INC	MANPOWER INC	435,597	523,285
	METTLER-TOLEDO INTL INC	METTLER-TOLEDO INTL INC	478,021	498,714
	MYRIAD GENETICS INC	MYRIAD GENETICS INC	235,352	219,908

Ameren Corporation

Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2012	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	NIC INC	NIC INC	389,048	443,794
	NATIONAL FINANCIAL PTNERS CORP	NATIONAL FINANCIAL PTNERS CORP	441,369	430,540
	NU SKIN ENTERPRISES INC CL A	NU SKIN ENTERPRISES INC CL A	383,862	321,594
	OCEANEERING INTERNATIONAL INC	OCEANEERING INTERNATIONAL INC	513,993	534,135
	OIL STATES INTERNATIONAL INC	OIL STATES INTERNATIONAL INC	359,270	350,546
	OLD DOMINION FREIGHT LINES INC	OLD DOMINION FREIGHT LINES INC	484,966	491,232
	PANDORA MEDIA INC	PANDORA MEDIA INC	363,944	357,194
	PERRIGO CO (USA)	PERRIGO CO (USA)	1,257,004	1,111,040
	POLARIS INDUSTRIES INC	POLARIS INDUSTRIES INC	519,960	529,304
	PORTFOLIO RECOVERY ASSOC INC	PORTFOLIO RECOVERY ASSOC INC	922,896	974,563
	REALPAGE INC	REALPAGE INC	830,726	789,893
	RIVERBED TECHNOLOGY INC	RIVERBED TECHNOLOGY INC	565,815	512,523
	ROBERT HALF INTERNATIONAL INC.	ROBERT HALF INTERNATIONAL INC.	984,285	1,236,525
	ROCKWOOD HOLDINGS INC	ROCKWOOD HOLDINGS INC	505,504	528,727
	SBA COMMUNICATIONS CORP CL A	SBA COMMUNICATIONS CORP CL A	1,209,847	1,313,870
	SALLY BEAUTY HLDGS INC	SALLY BEAUTY HLDGS INC	752,097	727,842
	SIRONA DENTAL SYSTEMS INC	SIRONA DENTAL SYSTEMS INC	678,758	767,719
	SOLARWINDS INC	SOLARWINDS INC	504,470	497,226
	STANDARD PARKING CORP	STANDARD PARKING CORP	468,207	446,617
	STERICYCLE INC	STERICYCLE INC	1,599,957	1,653,677
	TEAM HEALTH HOLDINGS INC	TEAM HEALTH HOLDINGS INC	745,882	777,941
	TEXAS ROADHOUSE INC	TEXAS ROADHOUSE INC	429,208	423,024
	TRACTOR SUPPLY CO.	TRACTOR SUPPLY CO.	930,989	870,346
	TRANSDIGM GROUP INC	TRANSDIGM GROUP INC	177,661	162,405
	TRIMAS CORP	TRIMAS CORP	722,579	848,250
	ULTIMATE SOFTWARE GROUP INC	ULTIMATE SOFTWARE GROUP INC	426,047	390,857
	UNDER ARMOUR INC CL A	UNDER ARMOUR INC CL A	753,701	697,376
	WEX INC	WEX INC	616,368	667,778
	CATAMARAN CORP	CATAMARAN CORP	1,120,152	1,054,793

	Overnight Deposit Instrument
	BBH&Co.	BBH&Co. Cash Management Service	331,607	331,607

	Notes Receivable
* / **	Participants	Participant Loans	33,860,966	33,860,966

			$1,516,999,893	$1,625,361,512

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2023.
***	Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $337,340,102 as of December 31, 2012.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN SERVICES COMPANY
(Administrator)

By	/s/ Daniel F. Cole
Daniel F. Cole
Chairman, President & CEO
Ameren Services Company

June 27, 2013

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm